As filed with the Securities and Exchange Commission on September 21, 2000

                                                     Registration No. 33
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              TRIPLE A HOMES, INC.
                 (Name of small business issuer in its charter)

         Florida                                 6552                       59-3612687
(State or other jurisdiction of      (Primary Standard Industrial        (IRS Employer
incorporation or organization)        Classification Code Number)     Identification Number)

      1616 Gulf to Bay Boulevard, Clearwater, Florida 34615; (727) 446-7981 (Address and telephone number of registrant's principal executive offices and principal place of business)

        Jim Scutti, Jim Scutti, P.A., 980 N. Federal Highway, Suite 434,
                      Boca Raton, FL 33432; (561) 750-1391
            (Name, address and telephone number of agent for service)

                  Approximate date of proposed sale to public:
As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE

======================================================================================================

Title of Each                                                        Proposed
Class of Securities            Amount           Dollar Amount     Maximum Offering       Amount of
to be Registered          to be Registered     to be Registered   Price Per Unit (1)   Registration(2)
------------------------------------------------------------------------------------   ---------------
Fee(1)
------
Shares of common stock        500,000             $ 1,000,000         $2.00               $264.00
issuable upon exercise
of A Warrants

Shares of common stock        500,000             $ 2,000,000         $4.00               $528.00
issuable upon exercise
of B Warrants
======================================================================================================
                                                                               -continued on next page

=============================================================================================================
Title of Each                                                          Proposed
Class of Securities             Amount          Dollar Amount      Maximum Offering           Amount of
to be Registered           to be Registered   to be Registered     Price Per Unit (1)    Registration Fee(1)
----------------------------------------------------------------------------------      ---------------------
Shares of common              1,000,000          $1,000,000            $1.00(2)              $  264.00
stock offered by
selling securities
holders

Total Registration Fee                                                                       $1,056.00
=============================================================================================================

(1) The prices shown were estimated solely for the purpose of calculating the registration fee.

(2) The price was estimated because there is currently no public market for the registrant's securities.

The registrant hereby amends this statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (Check one): Alternative 1 |_|; Alternative 2 |X|.

                              TRIPLE A HOMES, INC.

        A Maximum of 2,000,000 Shares of common stock (Par Value $.0005)

      This Prospectus relates to a maximum of 2,000,000 shares (the "Shares") of the common stock, par value $.0005 per share of Triple A Homes, Inc. (the "Company") which may be issued from time to time in connection with the exercise of 500,000 A Warrants and 500,000 B Warrants issued to the Company's shareholders of record as of March 1, 1999, and 1,000,000 Shares being offered by selling security holders of the Company (the "Selling Security Holders"). Prior to this offering there has been no public market for the Company's securities. The warrants will become exercisable on the effective date of the Registration Statement of which this Prospectus is a part. Every two A Warrants can then be exercised at a price of $2.00 to acquire one share of common stock and every two B Warrants can then be exercised at a price of $4.00 to acquire one share of common stock. The exercise price per share and the proceeds to the Company from the sale of the A Warrants and B Warrants are shown in the table below.

==========================================================================================
                 Exercise Price/                     Underwriting        Proceeds to
                 Price per Share                     discount and         issuer or
                   to Public       Total Price       commissions(1)      other persons(2)
------------------------------------------------------------------------------------------
A Warrants           $2.00          $1,000,000           None               $1,000,000

B Warrants           $4.00          $2,000,000           None               $2,000,000

TOTAL                                                                       $3,000,000
==========================================================================================

                                                   (See notes on following page)

The Selling Security Holders named in the table on pages 23 to 31 may, from time to time, offer the shares at prices then prevailing in any public market which may develop or in isolated transactions, at negotiated prices, with institutional and other investors.

                                   ----------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" ON PAGES 5 TO 8 AND "DILUTION" ON PAGES 9 AND 10 FOR A DISCUSSION OF CERTAIN FACTORS REGARDING THESE MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is _________________ , 2000

      The A Warrants shall expire twelve months and the B Warrants eighteen months following the effective date of the Registration Statement. The Company has the right to call the warrants upon thirty days written notice to the warrantholders at a price of $.01 per warrant. If called, the warrantholders have the right to immediately exercise the warrants. The exercise prices and expiration dates of the respective warrants can be adjusted by the Company, as determined by the Board of Directors. See DESCRIPTION OF SECURITIES for more information regarding the Company's securities.

      The approximate date of commencement of the proposed sale to the public shall be as soon as practicable after the effective date of the Registration Statement.

                                   ----------

(1) No commissions or fees will be paid to any person in connection with the offering of the A Warrants and B Warrants.

(2) All funds received from the exercise of the A Warrants and B Warrants will be paid to the Company. All expenses in connection with the issuance and distribution of the common stock covered by this Prospectus will be paid by the Company. These expenses include the securities registration fee, printing, legal services, accounting services, Blue Sky filing fees, transfer agent fees and OTC Bulletin Board listing fees, the total of which is estimated to be $30,000.

                                   ----------

                                TABLE OF CONTENTS

                                                                            Page
      Prospectus Summary..................................................    3
      Risk Factors........................................................    5
      Dilution............................................................    9
      Plan of Distribution................................................   10
      Use of Proceeds to Issuer...........................................   10
      Description of Business and Property................................   12
      Directors and Executive Officers....................................   17
      Remuneration of Directors and Officers..............................   17
      Securities Ownership of Management and Certain Security Holders.....   18
      Interest of Management and Others in Certain Transactions ..........   19
      Securities Being Offered............................................   21
      Significant Parties.................................................   23
      Selling Security Holders............................................   23
      Disclosure of Commission Position on Indemnification for
        Securities Act Liabilities........................................   32
      Financial Information...............................................   32

                               PROSPECTUS SUMMARY

      The following is a summary of certain of the information contained in the body of this Prospectus and is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus. Each prospective investor is, therefore, urged to read this Prospectus in its entirety. The securities offered hereby involve a high degree of risk and the exercise of the A Warrants and B Warrants and subsequent issuance of the shares by the Company will result in immediate substantial dilution. This Prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors discussed under the caption "RISK FACTORS."

                                   The Company

      Triple A Homes, Inc. is a development stage company in the business of residential real estate development. The Company was incorporated in Florida on December 16, 1997. We plan to initially build a maximum of 51 apartment units on approximately 13 acres of land in Dade City, Florida. We began operations in 1999 but did not have sufficient funds to conduct full operations until the beginning of 2000. The Company currently has enough money to meet most of its working capital needs in the next twelve months.

      The mailing address and telephone number of the Company's executive offices is 1616 Gulf to Bay Boulevard, Clearwater, Florida 34615; 727/446-7981.

                             Offering by the Company

      1,000,000 shares of common stock are being offered by the Company through the exercise of A Warrants and B Warrants. Every two A Warrants will entitle the warrantholder to one share of common stock at an exercise price of $2.00 per share. Every two B Warrants entitle the warrantholder to one share of common stock upon exercise at a price of $4.00 per share. The Company currently has 1,000,000 shares of common stock outstanding. There will be 2,000,000 shares outstanding if all of the A Warrants and B Warrants are exercised. See DESCRIPTION OF SECURITIES for more information regarding the Company's common stock and the A Warrants and B Warrants.

                                 Use of Proceeds

      If all of the A Warrants are exercised, the Company will receive, after deducting offering expenses, approximately $970,000. The Company intends to use these funds to, among other things, supplement construction financing, if it cannot obtain 100 percent financing and for general corporate purposes. If all of the A Warrants and B Warrants are exercised, the Company will receive total proceeds after deducting expenses of approximately $2,970,000. The Company will use the additional $2,970,000 to pay for construction rather than use conventional financing. See USE OF PROCEEDS.

                        Summary of Financial Information

      The summary financial information of the Company presented below for the period from January 1, 1999 through December 31, 1999 is derived from the audited financial statements of the Company for the fiscal year ended December 31, 1999. The summary financial information for the six months ended June 30, 2000 is derived from the unaudited financial statements of the Company for such period. In the opinion of management, all adjustments considered necessary for the fair presentation of the results of operations for such period have been included. The summary financial information should be read in conjunction with the financial statements (and notes thereto). See FINANCIAL INFORMATION.

                                          Six Months Ended     Fiscal Year Ended
                                            June 30, 2000      December 31, 1999
Item                                         (Unaudited)           (Audited)
----                                      ----------------     -----------------

Working capital                                $189,665            $200,408

Current assets                                  210,567             221,310

Total assets                                    215,991             221,734

Total current liabilities                        20,902              20,902

Accumulated deficit                              (9,089)             (3,346)

Shareholders equity                             195,089             200,832

Revenue                                           2,873              11,918

Expenses                                         13,616              15,264

Net loss                                        (10,743)             (3,346)

Net loss per share                                 (.01)              (0.00)

                                  Risk Factors

      An investment in the Company is speculative and involves a high degree of risk. Prospective purchasers of the Shares should review and carefully consider the information set forth under RISK FACTORS, as well as other information contained in this Prospectus, before purchasing any of the Shares. See RISK FACTORS below.

                                  RISK FACTORS

      The Shares being offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully consider the following risk factors, together with the other information in this Prospectus.

      Limited Operating History; New Business Activities. Since the Company's incorporation in December 1997, its operations have been limited and revenues from operations have been minimal. It must be considered in the initial stages of building its business. Its business is subject to all of the risks of a new business and there can be no assurance that any of the Company's proposed activities will be successful. The likelihood of the Company's success must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with a new business and the competitive environment in which the Company is operating. The purchase of the securities offered must, therefore, be regarded as placing funds at high risk in a new or "start up" venture. See USE OF PROCEEDS and DESCRIPTION OF BUSINESS AND PROPERTY.

      Dependence Upon Proceeds of This Offering for Financing. The Company has sufficient working capital to carry out its plan of operations for the next twelve months, provided it can obtain construction financing. The Company believes it will be able to obtain financing either through a municipal bond offering, the Federal Housing Authority ("FHA") or a financial institution. However, no assurances can be given that it will be successful in obtaining such financing. If the Company is unable to obtain financing from outside sources, it will be dependent on the proceeds of this offering for construction financing. The Company believes that a maximum of $2,550,000 would be needed to construct all of the apartment units which are planned. If the Company is unable to obtain outside financing or raise sufficient funds to pay for construction from the exercise of the A Warrants and B Warrants, it will not be able to carry out its plan of operations and its prospects for success will diminish substantially.

      Reliance on Management. The Company has been and will continue to be dependent upon Richard E. Metz, its President. Mr. Metz is a real estate broker and has over 35 years experience in residential and commercial real estate development and management. In the event of the loss of Mr. Metz, the Company may not be successful in securing an adequate replacement at reasonable cost and its business could be adversely affected. The Company does not have "key man" life insurance for Mr. Metz and does not intend to purchase any.

      Conflict of Interest Between the Company and Mr. Metz. For at least the next year, Mr. Metz will not be devoting full time to the business of the Company. He will continue to act as a real estate broker and engage in the management of other real estate ventures, including apartment complexes. Since Mr. Metz's business activities will be similar to those of the Company's, a potential conflict of interest exists between his duties to the Company and his duties in other real estate-related businesses. Mr. Metz has agreed that, prior to pursuing any substantial business opportunity which might be in conflict with the interest of the Company, he will offer the opportunity to the Company to pursue. However, the Company may not be able financially to pursue such opportunity, if it arises. See DIRECTORS AND EXECUTIVE OFFICERS.

      Control by Existing Shareholders. After this offering, RemProp, Inc. ("RemProp"), a company wholly owned by Richard E. Metz, and Key Management, Inc. ("Key Management") will each beneficially own 33.5% or a total of 67% of the Company's outstanding common stock. They will collectively have the ability to elect the Board of Directors and, therefore, the ability to control all matters requiring shareholder approval.

      Difficulty Obtaining Apartment Construction Financing. The Company will not undertake construction of any apartment units until permanent financing has been obtained for those units. Such factors as high interest rates, building moratoriums, inability to obtain building permits and unknown environmental problems may prevent the Company from obtaining the funding needed from conventional financing sources. If the Company does not have sufficient funds from the proceeds of this offering to pay for construction, the Company's prospects for success will diminish substantially.

      Governmental Approval and Other Contingencies for Dade City Site. Prior to constructing apartment units at the Dade City site, any one of many factors might intervene and hinder the construction and site approval process and thus delay site construction and income generation. Such factors include, but are not limited to weather, labor disputes, improper construction and necessary corrections, and governmental approval delays such as postponement of city meetings. In the event that apartment construction is delayed, for any reason, the Company will experience significant negative cash flow.

      No Environmental Assessment. The Dade City site has not been assessed for environmental problems. If any such problems are present, it could greatly increase the cost of development or prevent development entirely and could subject the Company to significant liability.

      General Real Estate, Economic and Other Conditions. The residential real estate industry is extremely cyclical, impacted by a myriad of factors, involves high degrees of risk and is significantly affected by changes in general economic conditions. In addition, builders are subject to various risks, such as availability and cost of materials and labor, construction delays, cost overruns, delays caused by weather conditions, government regulation, and increases in real estate taxes. It is extremely difficult, if not impossible, to determine how and when such factors will affect the residential real estate and home construction markets.

      Regulation. The housing industry is subject to extensive and complex regulations. The Company and its subcontractors must comply with a variety of federal, state and local laws which regulate, among other things, advertising and construction, as well as land use and development. In addition, the Company's construction must comply with all codes, regulations and rules governing building, wiring, plumbing, heating and air conditioning or other apartment unit construction related matters. Failure by the Company to comply with such federal, state or local laws, codes, regulations and/or rules may have a severe negative impact on the operations of the Company. For example, if the Company fails to comply with applicable building codes it very likely will be prohibited from receiving a certificate of occupancy on its apartment units.

      Subcontractor Risks. The Company intends to obtain below-market, fixed-price subcontracts based on the high volume of work subcontractors will perform. However, no assurance can be given that subcontractors will agree to provide services and/or materials on such terms. If subcontractors do agree to below-market, fixed-price contracts, no assurance can be given as to the duration or other terms of such agreements.

      Competition. Apartment construction and ownership is highly competitive. The Company will compete with numerous national, regional and/or local apartment owners, some of which have substantially greater capital and human resources than it has.

      Recent Rise in Interest Rates. The recent rise in mortgage interest rates may have a negative impact on the Company's ability to obtain financing. The increase in interest rates will increase the total amount to be paid over the term of the loan and, very likely, the monthly payments the Company will have to make. As a consequence, the Company could be forced to reduce the number of apartment units planned for construction.

      No Public Market; No Market Maker. No public market for the common stock, A Warrants or B Warrants exists, and there is no assurance that a public market for these securities will develop after this offering. If a market does develop, there can be no assurance that it will be maintained or that any of the securities being offered can be resold at or near the offering price. The Company will attempt to obtain one or more market makers to assist it in developing a public market. The Company, at present, has no agreement with any broker-dealer to act as a market maker. If the Company is unsuccessful in obtaining one or more market makers, the volume of trading of its securities will likely be smaller and support of prices may be more difficult.

      No Nasdaq Listing. The Company intends to apply for listing on the OTC Bulletin Board ("OTCBB"). The National Association of Securities Dealers, Inc. ("NASD") oversees the OTCBB but the OTCBB is not part of the Nasdaq Stock Market. If the Company's application for OTCBB listing privileges is denied, its securities will have to trade in the over the counter market in the so-called "Pink Sheets." Listing in either the OTCBB or Pink Sheets could result in an investor finding it more difficult to dispose of or obtain accurate quotations regarding the market value of the Company's securities.

      Compliance with Penny Stock Rule. Since the Company's securities will not be traded on a national securities exchange or quoted on Nasdaq, trading in the common stock and warrants must be carried out in compliance with Rule 15g under the Securities Exchange Act of 1934 (the "Exchange Act"). Broker-dealers who recommend non-Nasdaq and non-exchange listed securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share or other exemptions are available. Such exemptions include an equity security issued by an issuer that has (i) net tangible assets of at least $5 million, if such issuer has been in continuous operation for less than three (3) years, or (ii) average revenue of at least $6 million for the proceeding three
(3) years. Unless an exemption is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with that market. Since the Company's common stock will be subject to the penny stock rules, the market liquidity for the common stock could be severely and adversely affected because of the limitations on the ability of broker-dealers to sell the common stock in the public market.

      Arbitrary Method of Determining Exercise Prices. The exercise prices of the A Warrants and B Warrants was determined by the Company. The prices bear no relationship to the Company's assets, operating results, book value or any other generally recognized criteria of value.

      Dilution. Warrantholders who exercise the A Warrants or B Warrants will experience an immediate and substantial dilution in the net tangible book value of their investment. See DILUTION.

      Current Prospectus and State Registration Required to Exercise Warrants. At such time as the Shares underlying the A Warrants and B Warrants become registered under the Securities Act of 1933 ("Securities Act"), warrantholders will be able to exercise the warrants if (i) a current Prospectus under the Securities Act relating to the Shares is then in effect and (ii) the Shares are qualified for sale or exempt from qualification under the applicable securities laws of the state in which the various holders of the warrants reside. Although the Company will use its best efforts to maintain a current registration statement covering the Shares, there can be no assurance that it will be able to do so. The value of the Shares may be greatly reduced if a registration statement covering the Shares is not kept current or if the Shares are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Persons holding warrants who reside in jurisdictions in which the Shares are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants or allow them to expire unexercised.

      Forward Looking Statements. The Prospectus contains various "forward looking statements" within the meaning of federal and state securities laws, including those identified or predicated by the words "believes," "anticipates," "expects," "plans" or similar expressions. Such statements are subject to a number of uncertainties that could cause the actual results to differ materially from those projected. Such factors include, but are not limited to, those described above under RISK FACTORS. Considering these uncertainties, prospective purchasers are cautioned not to place undue reliance upon such statements.

                                    DILUTION

      As of June 30, 2000, there were 1,000,000 shares of the Company's common stock outstanding. The net tangible book value of those shares was $195,089, or approximately $.20 per share. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities and intangible assets) divided by the number of shares of common stock outstanding.

      If all of the securities being offered by the Company pursuant to this Prospectus are exercised (a total of 1,000,000 shares upon exercise of all of the A Warrants and B Warrants), there will be 2,000,000 shares of the Company's common stock outstanding, having a net tangible book value subsequent to June 30, 2000, of approximately $3,165,089, or $1.58 per share. As a result of the cash contributions of the warrantholders who exercise their warrants, the net tangible book value per share will increase by $1.38.

      The above difference between the exercise price of the warrants and the net tangible book value per share immediately after exercise is "dilution." The dilution arises from the arbitrary determination by the Company of the exercise prices of the A Warrants and B Warrants at prices substantially more than the net tangible book value of the shares acquired upon exercise of such warrants and the lower cost basis (about $.20 per share) of the Company's present shareholders.

      The following table illustrates per share dilution assuming the exercise of (a) 50% of the A Warrants, (b) 100% of the A Warrants, (c) all of the A Warrants and 50% of the B Warrants or (d) all of the A Warrants and all of the B Warrants.


(a)   250,000 Shares: Public offering price for every two A Warrants exercised......  $2.00

      Net tangible book value per share of common stock before offering.............  $ .20

      Increase per share by offering................................................  $ .33

      Net tangible book value per share of common stock after offering..............  $ .53

      Dilution per share to Purchaser...............................................  $1.35

(b)   500,000 Shares: Public offering price for every two A Warrants exercised......  $2.00

      Net tangible book value per share of common stock before offering.............  $ .20

      Increase per share by offering................................................  $ .58

      Net tangible book value per share of common stock after offering..............  $ .78

      Dilution per share to Purchaser...............................................  $1.16

(c)   750,000 Shares: Public offering price for every two B Warrants exercised......  $4.00

      Net tangible book value per share of common stock before offering.............  $ .20

      Increase per share by offering................................................  $1.04


      Net tangible book value per share of common stock after offering..............  $1.24

      Dilution per share to Purchaser...............................................  $1.39

(d)   1,000,000 Shares: Public offering price for every two B Warrants exercised....  $4.00

      Net tangible book value per share of common stock before offering.............  $ .20

      Increase per share by offering................................................  $1.38

      Net tangible book value per share of common stock after offering..............  $1.58

      Dilution per share to Purchaser...............................................  $1.39

                              PLAN OF DISTRIBUTION

      The Company is offering, by this Prospectus, 1,000,000 shares of its common stock upon the exercise of the A Warrants and B Warrants. See DESCRIPTION OF SECURITIES-A Warrants and B Warrants.

      Based upon the information furnished to the Company regarding the holders, Jim Scutti, the Company's securities counsel, is of the opinion that the holders of the warrants, if exercised (with the possible exception of Key Management, Michael B. and Joan A. McLaughlin, joint tenants, and RemProp) would, if the holders so elect, be able to sell the Shares received upon exercise from time to time without delivery of a prospectus complying with Section 10(a)(3) of the Securities Act naming each such holder as a "Selling Security Holder;" however, the Company is not aware of any selling intention by any of such holders. Regarding the Shares issued upon the exercise of the A Warrants and B Warrants held by Key Management, Mr. and Mrs. McLaughlin and RemProp, the Company's securities counsel has advised these persons that, as affiliates of the Company (as that term is defined in Rule 144(a)(1) and Rule 405 of the Securities Act), they may be required to deliver a prospectus complying with Section 10(a)(3) of the Securities Act in which they are named as a Selling Security Holder or may have to rely on Rule 144 or another exemption from registration under the Securities Act to sell the underlying common stock in the future.

      The Selling Security Holders may sell an aggregate of 1,000,000 shares, from time to time, at prices prevailing in any public market which may develop or in isolated transactions, at negotiated prices, with institutional or other investors. See SELLING SECURITY HOLDERS.

                                 USE OF PROCEEDS

      The Company anticipates that it will receive cash proceeds upon the exercise of the A Warrants and B Warrants in an amount equal to their respective exercise prices, after deduction of estimated offering expenses of $30,000. If 50% of the A Warrants are exercised, the net proceeds to the Company would be $470,000; if all of the A Warrants are exercised, the net proceeds would be $970,000. If 50% of the B Warrants and all of the A Warrants are exercised, the net proceeds would be $1,970,000; if all of the B Warrants and all of the A Warrants are exercised, the net proceeds would be $2,970,000. The Company cannot determine when or if any of the warrants will be exercised or the amount, if any, of the proceeds which will be received upon exercise. The Company intends to use the proceeds from the exercise of the A Warrants and B Warrants, if any, in the following order of priority.

                             Exercise of A Warrants

                                Assuming                             Assuming
                               Exercise of        Percent of       50% Exercise        Percent of
Purpose                      All A Warrants        Proceeds       of A Warrants         Proceeds
-------------------------------------------------------------------------------------------------
Net Amount Available
for Company Use
after Deducting
Expenses                       $   970,000                         $  470,000

Supplement Construction
Financing; Apartment Unit
Construction (1)               $   824,500            85%          $  349,500               85%

Real Estate Taxes on
Dade City Site (2)             $    97,000            10%          $   47,000               10%

General Corporate
Purposes (3)                   $    48,500             5%          $   23,500                5%

Total Application of
Net Proceeds                   $   970,000           100%          $  470,000              100%
                               ===========           ===           ==========              ===

                             Exercise of B Warrants


                                Assuming                             Assuming
                               Exercise of                         50% Exercise
                             All B Warrants       Percent of       of B Warrants        Percent of
Purpose                    and All A Warrants      Proceeds     and All A Warrants       Proceeds
---------------------------------------------------------------------------------------------------
Net Amount Available
for Company Use
after Deducting
Expense                      $  2,970,000                          $  1,970,000

Apartment Unit
Construction (4)             $  2,550,000            86%           $  1,674,500            85%

Real Estate Taxes on         $     97,000             3%           $     97,000             4.9%
Dade City Site (2)

                             Exercise of B Warrants

                                Assuming                             Assuming
                               Exercise of                         50% Exercise
                             All B Warrants       Percent of       of B Warrants        Percent of
Purpose                    and All A Warrants      Proceeds     and All A Warrants       Proceeds
---------------------------------------------------------------------------------------------------

General Corporate            $   323,000              11%           $   298,500             10.1%
%
Purposes (3)

Total Application of
Net Proceeds                 $ 2,970,000             100%           $ 1,970,000              100%
                             ===========             ===            ===========             ====

                                   ----------

(1) The Company may use these funds to reduce its debt service, or fully pay for the construction of several units.

(2) Property taxes will increase as the property develops. The amount of such increases can only be estimated.

(3) Includes administrative expenses, such as legal, accounting and consulting fees, marketing and apartment management costs.

(4) Each apartment unit will cost approximately $50,000 to build. The number of units constructed will depend on the amount of funds available.

      The foregoing represents the Company's best estimate of its allocation of the proceeds of the offering based upon the present state of its business operations, its present plans and current economic and industry conditions. The Company reserves the right to reallocate the proceeds within the categories described above if, in the judgment of management, business reasons justify such reallocation.

      Pending expenditure of the proceeds, the Company may make temporary investments in government securities, certificates of deposit, money market instruments, commercial paper or other income-producing investments which are stable and conservative in nature.

                    DESCRIPTION OF THE BUSINESS AND PROPERTY

General

      The Company is in the business of residential real estate development. It was incorporated in Florida in December 1997 as a wholly owned subsidiary of Federal Affordable Housing Corporation, now known as American Dream Entertainment, Inc. ("Federal

Affordable"). Effective March 5, 1999, Federal Affordable entered into a license and royalty agreement with Dreamweavers N.V., a company organized under the laws of Curacao, which resulted in Federal Affordable acquiring the exclusive marketing, trademark and merchandising rights in the United States to an animation media product known as "Robin and the Dreamweavers." To acquire the rights, Federal Affordable issued Dreamweavers N.V. 16,000,000 shares of its restricted common stock and agreed to pay Dreamweavers N.V. $5,500,000 on the successful completion of a private placement of its securities. The transaction resulted in a change of control of Federal Affordable to Dreamweavers N.V. In connection with the same transaction, Federal Affordable, Dreamweavers N.V. and the Company entered into a separate agreement that resulted in the Company acquiring all of the assets (except for the marketing, trademark and merchandising rights to "Robin and the Dreamweavers") and assuming all of the liabilities of Federal Affordable, as of December 31, 1998. The transfer of assets and liabilities from Federal Affordable to the Company was treated as a distribution. In addition, the Company issued 992,900 shares to the existing shareholders of Federal Affordable on a one-for-one basis as a dividend; it was then spun off from Federal Affordable and became an independent entity.

      The Company began operations in 1999 but, until the beginning of 2000, was not able to conduct full operations because of a lack of working capital. In January 2000, the Company received $201,897 from a mortgage it owned that was paid off in full. The mortgage was one of the assets acquired in the change of control transaction by and among Federal Affordable, Dreamweavers N.V. and the Company. The funds will enable us to begin full operations and will satisfy most of our working capital needs in the next twelve months. Although our operating history is limited, Richard E. Metz, the Company's President and director, has developed and built real estate projects for over twenty years. See DIRECTORS AND EXECUTIVE OFFICERS.

Description of Property

      The Company plans initially to build a maximum of 51 apartment units on approximately 13 acres of land in Dade City, Florida. Dade City is about 50 miles northeast of Tampa. The land is properly zoned for the type of apartment units the Company proposes to build and is connected to city utilities. The annual real estate tax on the property is approximately $1,500. Taxes will increase upon improvement of the property.

      The property is owned by RemProp, a company wholly owned by Richard Metz. RemProp has agreed to transfer ownership to the Company free and clear once permanent financing for construction of the units has been obtained, provided that the Company pays a land cost in an amount that is allocated in the approved mortgage for land costs. The land costs are estimated to be $2,000 per unit. Therefore, if all of the sites are developed, the amount paid by the Company to RemProp would be $102,000. See INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Steps Necessary Prior to Construction of Units

      Since the Dade City property is properly zoned, no zoning variances or changes need be obtained. However, prior to construction the Company must obtain preliminary site approval from the city, county and water district in which the project is located.

      The Company intends to engage local engineers to prepare preliminary site drawings and begin the approval process. The finished site drawings will be submitted simultaneously to the city, county and water district in which the Dade City property is located.

      The Company expects the preliminary site approval process to be complete within 90 days after an engineer has been retained. As soon as possible after preliminary site approval, we intend to begin construction sufficient to support a minimum of 51 apartment units. Although construction may begin once preliminary site approval is granted, the Company must provide the municipality with assurance that the project will be completed in accordance with the specifications in the approved preliminary site drawings, before final site approval will be granted.

      Any one of many factors might intervene and hinder the construction or site approval process. These factors include but are not limited to, weather, labor disputes, improper construction and necessary corrections, and postponement of meetings to consider governmental approval. In the event that site approval is delayed, for any reason, the Company will experience significant negative cash flow, for at least the duration of such delay. See RISK FACTORS-Government Approval and Other Contingencies for Dade City Site; General Real Estate, Economic and Other Conditions; Regulation.

Insurance

      The Company will obtain insurance, which it believes will adequately protect it from possible liability on the Dade City property.

Marketing and Leasing

      The Company's primary market will be the Tampa Bay area. The rental rate of the apartment units will range between $650 to $700 a month. Our promotional efforts may include television advertisements, illustrated brochures, billboards, on-site displays and possibly a model apartment. We intend to lease our apartments through a property manager.

Competition and Market Factors

      The development and rental of residential apartment units is highly competitive. The Company will compete on the basis of a number of interrelated factors, including location, product design, perceived value, and price in a regional marketplace, with a limited number of national and regional apartments and numerous local units (rental houses). The Company's apartment units must also compete with the resale of existing homes and available rental housing.

Apartment Construction

      The Company intends to act as the general contractor. We plan to either
(i) purchase pre-fabricated, factory-built apartment units to be assembled and completed on site by subcontractors, or (ii) hire subcontractors to construct apartments in the traditional manner on site.

      The Company's apartment supervisors will monitor the construction of each unit, participate in design and building decisions, coordinate the activities of subcontractors and suppliers, maintain quality and cost controls, and monitor compliance with zoning and building codes.

      The Company intends to retain subcontractors for specific time periods or projects pursuant to contracts which obligate the subcontractors to complete their duties on a fixed-price basis. Contracts with our subcontractors and material suppliers will be entered into only after competitive bidding during predetermined time periods or on a project by project basis.

      The Company intends construction time for each unit will be based on a construction schedule established for each type of unit and method of construction. Variances from the schedule may occur due to weather conditions, availability of labor, materials and supplies. Our construction schedules will range in duration from seven days to four months.

Apartment Construction Financing

      We will not undertake the construction of any apartment units until financing has been approved for the building to be constructed. We intend to obtain financing from one of the following four sources, (i) a bond issue which would provide all financing needed; (ii) FHA financing which would provide all financing; (iii) financing from a local bank or other mortgagees who will loan up to 90% of the purchase price; or (iv) funds obtained from the proceeds of this offering. Ninety percent financing is feasible since the Company would own the land free and clear. If the Company uses proceeds from the offering for financing construction of all 51 units, approximately $2,550,000 would be needed.

Benefits to Affiliates

      Richard Metz, the sole shareholder of RemProp, will receive benefits from the business activities of the Company. The Company, in partial consideration for an option to purchase the Dade City property, has agreed to pay property taxes for which RemProp would otherwise be responsible. Upon transferring the property to the Company, RemProp would receive a land cost fee of $2,000 per unit. Consequently, the total amount received by RemProp could be $102,000. See INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Employees

      The Company currently has 2 employees, including one officer, Mr. Metz.

Corporate Headquarters

      The Company's principal offices are located at 1616 Gulf-to-Bay Boulevard, Clearwater, Florida. The building is owned by RemProp and leased to the Company at or below the prevailing market rate for similar rental property. See INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Regulations

      The housing industry is subject to extensive and complex regulations. The Company and its subcontractors must comply with a variety of federal, state and local laws, which regulate, among other things, advertising, construction, consumer credit and land use and development.

      Environmental laws may result in delays and cause the Company to incur substantial compliance and other costs, and prohibit or severely restrict home-building activity in certain environmentally-sensitive regions or areas.

Plan of Operations

      The Company's plan of operations for the 12 month period following the commencement of the proposed offering is to develop a site plan and clear the property for construction. Engineering will be carried out in accordance with the site plan, surveys will be made and the ground will be tested for environmental hazards and concerns. Any problems regarding city and county water requirements will be resolved. The Company will obtain a permit to use water and sewers.

      While these other tasks are going on, we will take our site plan to potential lenders for financing. If we decide to use modular construction of the apartment units, the first units could be completed within 90 days after permanent financing is obtained. The time period would be approximately 90 days longer if construction is by hand. We do not believe it will be necessary to raise additional funds in the next six months. In our opinion, the proceeds from the offering are not needed to satisfy our cash requirements in the next twelve months. We would only need the proceeds of the offering if we are unable to obtain financing from other sources, which is unlikely. We anticipate hiring a property manager and/or leasing agent within the twelve month period following the beginning of the offering. The property manager and/or leasing agent will be responsible for obtaining qualified persons to assist in leasing and maintenance.

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

      Set forth below are the names, ages and positions of the directors, executive officers and significant employees of the Company.

    Name                            Age            Position
    ----                            ---            --------

Richard E. Metz                      62            President, Chief Executive
                                                   Officer, Director

      The officers of the Company are elected annually and serve at the discretion of the Board of Directors. Mr. Metz is not employed pursuant to a written employment agreement.

Background of Directors and Executive Officers

      Richard E. Metz has been President, Chief Executive Officer, Secretary, and Director of the Company since December 1997. Since December 1989, he has been the President and sole shareholder of RemProp, Inc, a Florida corporation, engaged in the business of management of residential and commercial real estate. From 1993 to 1999, Mr. Metz was President and a director of Federal Affordable Housing Corporation, a public company engaged in the business of real estate development. Prior to 1993, Mr. Metz was the president of two other publicly held companies, one in the business of residential and commercial real estate development and the other in the business of constructing and selling affordable housing. Mr. Metz's duties with these positions included managing commercial and residential real estate projects, locating and negotiating the purchase of land development sites, and acting as general contractor for home construction. Overall, Mr. Metz has over 35 years experience in commercial and residential real estate development and/or management. Mr. Metz is a licensed real estate broker and member of the National Association of Realtors.

                     REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

      Since the formation of the Company in December 1997, Mr. Metz, the Company's only executive officer, has not received any compensation. See INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS in this Prospectus for a discussion of certain transactions which might be construed as benefiting Mr. Metz, either now or in the future.

      The following is a summary table of compensation and fees to management from December 1997 through December 31, 1999

 Name of Individual             Capacities in Which            Aggregate
or Identity of Group         Remuneration Was Received        Remuneration
--------------------         -------------------------        ------------

Richard E. Metz              President, Chief Executive            -0-
                             Officer, Secretary

      Mr. Metz believes that his compensation for managing the Company comes from the potential for liquidity and appreciation in value of the 335,000 shares of common stock which RemProp owns. Also, RemProp will receive compensation from land cost fees, as much as $102,000, once construction funding is obtained.

      The Company does not have any arrangements or plans to provide its management with any long-term compensation, whether restricted stock awards, options, stock appreciation rights or any other long-term incentive plans.

Director Compensation

      No cash compensation is currently paid to Mr. Metz, the Company's sole director, for his services as a director. In the future, directors may be granted options to purchase stock of the Company in consideration for their services, but no stock option plan has been proposed.

                     SECURITIES OWNERSHIP OF MANAGEMENT AND
                            CERTAIN SECURITY HOLDERS

      The following table provides information regarding the beneficial ownership of the Company's common stock outstanding on, and as adjusted to show the sale to the public of the warrants in this offering by (i) each person known to the Company to be the beneficial owner of 10% or more of the common stock,
(ii) the officers and directors of the Company, individually, and (iii) all officers and directors of the Company as a group.

                                                                              Beneficial Ownership
                                                                               After the Offering
                                   Beneficial Ownership                        (Assuming Exercise
                                 Prior to the Offering (1)                       of all Warrants)
                           --------------------------------------------------------------------------------
Name and Address of             Shares of                              Shares of
Beneficial Owner               common stock         Percent           common stock           Percent
-----------------------------------------------------------------------------------------------------------

Richard E. Metz                 335,000 (2)          33.5% (2)          670,000 (2)            33.5% (2)
1616 Gulf-to-Bay Blvd
Clearwater, FL 34615

                                                                              Beneficial Ownership
                                                                               After the Offering
                                   Beneficial Ownership                        (Assuming Exercise
                                 Prior to the Offering (1)                       of all Warrants)
                           --------------------------------------------------------------------------------
Name and Address of             Shares of                              Shares of
Beneficial Owner               common stock         Percent           common stock           Percent
-----------------------------------------------------------------------------------------------------------

Key Management, Inc. (3)        335,000 (2)          33.5%              670,000                33.5%
3618 Halifax Ave. N.
Robbinsdale, MN 55422

Michael B. McLaughlin (4)       106,800              10.7%              213,600                10.7%
1016 Shore Acres Drive
Leesburg, FL  34748

All directors and               335,000              33.5%              670,000                33.5%
officers as a group
(one person)

                                   ----------

(1) All shares are beneficially owned, and sole voting and investment power is held, by the persons named except as otherwise noted.

(2) RemProp, Inc. is the record owner of these shares. Mr. Metz is the sole shareholder of RemProp.

(3) Mr. Wayne A. Weyrauch is the sole shareholder of Key Management, Inc. However, Mr. Weyrauch has advised the Company that certain shares of Key Management may be transferred or sold to his siblings.

(4) Mr. McLaughlin owns 91,500 of the shares jointly with his wife, Joan A. McLaughlin. 15,000 of the shares are owned by Bernard, Lee & Edwards Securities, Inc. (Bernard, Lee), a securities broker-dealer. Mr. McLaughlin is the majority shareholder and Chief Executive Officer of Bernard, Lee. 300 shares are owned by Heartland Diversified Industries, Inc. ("Heartland"). Mr. McLaughlin is the President and a director of Heartland.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

      Pursuant to the terms of an option agreement between RemProp and the Company dated April 1, 2000, RemProp will transfer ownership of the property to be developed by the Company free and clear under certain conditions. RemProp has owned the property with full title for more than two years. It paid $277,985 for the property. Mr. Metz is the sole shareholder of RemProp. He is the Company's sole executive officer and director and beneficially owns 33.5% of the

Company's outstanding common stock. The terms and conditions of the transfer of ownership are that the Company obtain permanent financing for construction of apartment units on the property and that the Company pay RemProp a land cost in an amount that is allocated in the approved mortgage for land costs. Such land costs, if all of the property is developed, would be $102,000. The Company has agreed, pursuant to the option agreement, to pay the property taxes on the land. The property taxes were $1,622 in 1998 and $1,747 in 1999. RemProp is a licensed real estate broker. If at a later time the Company decides to sell the apartment units constructed on the property, RemProp likely would be retained as the Company's broker and receive a fee equal to approximately 7% of the amount received upon the sale of the property. No estimate can be made at this time of the selling price for such property if it is fully developed. See RISK FACTORS - Conflict of Interest Between the Company and Mr. Metz; Control by Existing Shareholders.

      RemProp owns the building in which the Company rents office space. Beginning on April 1, 2000, the Company began paying RemProp rent of $400 a month to lease approximately 500 square feet of space. The lease is for one year. The rent being paid by the Company is below the current market price for such space. See DESCRIPTION OF BUSINESS AND PROPERTY - Corporate Headquarters.

      Mr. Metz, Key Management and Mr. McLaughlin may be deemed promoters of the Company. As a result of the transaction that became effective March 5, 1999, between the Company, Federal Affordable and Dreamweavers N.V., the Company agreed to acquire all of the assets and assume the liabilities of Federal Affordable as of December 31, 1998. Prior to the transaction, the Company had 493,500 shares outstanding. As part of the transaction, Federal Affordable and Dreamweavers N.V. agreed that additional shares could be issued to satisfy existing liabilities of Federal Affordable, provided the total amount of shares outstanding did not exceed 1,000,000. This left 506,500 shares available for issuance. Prior to the March 5, 1999 transaction, Mr. Metz and Key Management owned 135,000 shares of Federal Affordable and Mr. McLaughlin owned 300 shares for a period in excess of two years. 200,000 of the 506,500 shares were issued to Mr. Metz and 200,000 to Key Management, bringing their ownership of Federal Affordable to 335,000 shares each. Mr. McLaughlin was issued 1,500 shares and Bernard, Lee, a brokerage firm he controls, was issued 15,000, bringing his total beneficial ownership to 106,800 shares.

      The additional shares were issued to Mr. Metz in consideration for services to the Company in past years for which he did not receive any compensation. In addition, Mr. Metz performed services related to the Federal Affordable-Dreamweavers N.V. transaction. These services included financial and business consulting. The additional shares were issued to Key Management for performing financial and business consulting services for Federal Affordable. Key Management was involved in searching for a merger partner and assisting in negotiating the transaction which resulted in the agreement of March 5, 1999. Mr. McLaughlin was issued 91,500 shares for performing financial and investment banking services for Federal Affordable. He introduced Dreamweavers N. V. to Federal Affordable and participated in the negotiations which resulted in the March 5, 1999 agreement. Bernard, Lee was issued 15,000 shares for compensation the firm was entitled to but never received in connection with its underwriting of the Federal Affordable initial public offering.

      As part of the March 5, 1999 transaction, the Company issued 1,000,000 shares to the existing shareholders of Federal Affordable on a one-for-one basis as a dividend and the Company was then spun off from Federal Affordable. As a result of the issuance of 506,500 shares of Federal Affordable common stock to Mr. Metz, Key Management, Mr. McLaughlin and Bernard, Lee and the spin off dividend of the Company's shares, these persons acquired shares of the Company with a total value of $101,721 (as of December 31, 1999). The Company believes that issuance of the additional 506,500 shares was justified because of the substantial services rendered in consideration for the shares and the results achieved. The existing shareholders of the Company still own shares in another public company, Federal Affordable, with the potential for appreciation in the value of those shares as a result of Federal Affordable acquiring the "Robin and the Dreamweavers" marketing, trademark and merchandising rights in the United States. See RISK FACTORS - Control by Existing Shareholders; DILUTION; SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

                            SECURITIES BEING OFFERED

Common Stock.

      The Company's authorized capital stock consists of 10,000,000 shares of common stock, $.0005 par value. As of June 30, 2000, 1,000,000 shares of common stock were outstanding. The holders of the common stock are entitled to one vote on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights, which means that shareholders holding a majority of the votes will be able to elect all of the members of the Board of Directors. As of the date of this Prospectus, the Company's three largest shareholders own approximately 78% of the outstanding common stock.

      The Company's bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if consent in writing, setting for the action taken, is signed by all of the shareholders entitled to vote on the matter under consideration. The common stock is not subject to redemption and carries no subscription or conversion rights. Upon liquidation, dissolution or winding up of the Company's affairs, the holders of the common stock are entitled to receive, pro rata, all assets available for distribution, subject to the rights of creditors. All of the outstanding common stock is validly issued, fully paid and nonassessable.

      Holders of common stock are entitled to receive dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends, in the manner and upon the terms and conditions provided by law.

A Warrants and B Warrants

      The Company has outstanding 1,000,000 A Warrants and 1,000,000 B Warrants. The A Warrants and B Warrants were issued to shareholders of record as of March 1, 1999 on the basis of one A Warrant and one B Warrant for each share of common stock owned by the shareholders. The warrants become exerciseable on the effective date of the Registration Statement of which this Prospectus is a part. Every two A Warrants can then be exercised at a price of $2.00 to acquire one share of common stock and every two B Warrants can then exercised at a price of $4.00 to acquire one share of common stock.

      The A Warrants expire 12 months and the B Warrants 18 months following the effective date of the Registration Statement. The Company has the right to call the warrants upon 30 days written notice to the warrantholders at a price of $.01 per warrant. If called, the warrantholders have the right to immediately exercise the warrants. The exercise prices and expiration of the A Warrants and B Warrants can be adjusted by the Company, as determined by the Board of Directors. There will be 2,000,000 shares outstanding if all the A Warrants and B Warrants are exercised.

      The A Warrants and B Warrants are held by 71 owners of record. The holders of the warrants are protected against dilution of their interest represented by the number of shares of common stock underlying such warrants if stock dividends, stock splits or reclassifications occur. The holders of the warrants have no right to vote on matters submitted to the shareholders of the Company and they have no right to receive dividends. Nor are the warrantholders entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company's affairs. However, upon exercise of the warrants and the issuance of the shares of common stock to the holders of the warrants, such shares of common stock shall have the rights identical to all other shares of common stock of the Company. The exercise price of the warrants was determined by the Company and does not necessarily bear any relationship to the Company's assets, book value, net worth or any other recognized criteria of value.

      The Company is required to have a current registration on file with the Securities and Exchange Commission and to effect appropriate qualifications under the laws and regulations of the states in which the selling security holders and holders of the A Warrants and B Warrants reside to comply with applicable state securities laws. Regarding the warrants issued to Mr. Metz, Key Management and Michael McLaughlin and all of the shares of the selling security holders owned by them, the Company will be required to file post-effective amendments to its Registration Statement, or a new Registration Statement, when subsequent events require such filings, in order to continue the registration of the common stock underlying the warrants and to take appropriate action under state securities laws. There can be no assurance that the Company will be able to keep its registration statement current or to effect appropriate actions under applicable state securities laws, the failure of which would result in the exercise of such warrants and the resale or other disposition of the common stock issued upon such exercise becoming unlawful.

      The A Warrants and B Warrants may be exercised upon delivery of a written exercise notice to the offices of the Company on or before the expiration date of such warrants. The written notice must be accompanied by payment in the name of Triple A Homes, Inc. in full of the exercise price for the number of warrants being exercised. The written notice and payment must be sent to the Company at the following address: 1616 Gulf to Bay Boulevard, Clearwater, Florida 34615.

                               SIGNIFICANT PARTIES

      The full names and business addresses of the Company's director, officer, record and beneficial owners of 5% or more of the Company's common stock, promoters and affiliates are set forth in this Prospectus under the caption SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

      The Company's counsel is Jim Scutti, Jim Scutti, P.A. Jim Scutti, P.A.'s business address is 980 N. Federal Highway, Suite 434, Boca Raton, Florida 33432.

                            SELLING SECURITY HOLDERS

      The names of the Selling Security Holders, the nature of any relationship they have with the Company and information about their securities ownership is shown below.

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Martin Barke                                    6,000     6,000       0
5000 Highwood Dr.
Minneapolis MN
55436

Bernard Lee &            Beneficial            15,000    15,000       0            0
Edwards Securities,      Owner
Inc.(2)
1016 Shore Acres Dr.
Leesburg FL 34748

Bill Bernhagen                                 36,600    36,000       0            0
PO Box 2176
Billing  MT 59103

Jean Bickel                                       900       900       0
770 SW 4th Street
Boca Raton FL 33486

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                              --------------------------       Beneficial
                         Relationship to      Before               After       Ownership
Name                      the Company          Sale     Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Joseph Cenetello                                600       600        0
5286 Slater Road
Spring Hill FL 34608

Thomas Clark                                    300       300        0
1206 Clear Creek Rd.
Nicholasville KY  40356

Rodney Converse                                 300       300        0
521 Charles Street
Brainerd MN  56401

Kathleen Cullen                               3,600     3,600        0
E. 2006 S Ridge Drive
Spokane WA 99223

Susan Cullen                                  3,000     3,000        0
1630 University
Helena MT 59601

Kenneth DeBoer                                  300       300        0
10720 Gee Norman Rd
Belgrade MT 59714

Dimitri Dimitri                               1,500     1,500        0
572 LeParc
Buffalo Grove IL 60089

John Doubek                                   6,300     6,300        0
640 S. Harris
Helena MT 59601

John Doubek                                     600       600        0
C/F Andy, Jake, Anna
640 S. Harris
Helena MT 59601

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Alice Fernandez                                   600       600       0
4017 Windtree Drive
Tampa FL 33624

Richard Forrette                                  600       600       0
49 Greenwood Trail
Clancy MT 59634

Robert Green                                      600       600       0
203 Nelson Drive
Lewiston MT 59457

Les Hangenlock                                  3,000     3,000       0
426 N 9th Avenue
Bozeman MT 59715

Bruce Hanson                                    1,500     1,500       0
6980 Lakes Drive
Lino Lakes MN 55014

Warren Hanson                                     450       450       0
PO Box 5118
Mankato MN 56002

Henry Hanson                                      600       600       0
768 Fallow Lane #7
Billings MT 59102

James Hanson                                      450       450       0
4750 Gilbert Lake Rd.
Brainerd MN 56401

Lyle Happel                                     3,900     3,900       0
4700 Gooch Hill Road
Bozeman MT 59771

Dean Hartman                                      600       600       0
PO Box 4
Gallatin Gateway MT
59730

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Maisie Hartsfield                                 300       300       0
16601 round Oak Drive
Tampa FL 33618

Heartland Diversified    Beneficial               300       300       0             0
Industries, Inc. (3)     Owner
1016 Shore Acres Drive
Leesburg FL  34748

Theresa Hills                                     600       600       0
3138 E Fox Court
Inverness FL 34452

Richard Holborn                                 3,000       300       0
PO Box 1305
Bozeman MT 59771

Gilbert Jannelli                                  600       600       0
C/F Jennifer Carpenter
Uniform Gifts to
Minors Act
909 S. Ft. Harrison Ave.
Clearwater FL 34616

Gilbert Jannelli                                1,800     1,800       0
909 S. Ft. Harrison Ave.
Clearwater FL 34616

Robert W. Johnson                               2,100     2,100       0
1734 Grand
St. Paul MN 55105

Dale Judson                                       300       300       0
813 Lorena Road
Lutz FL 33549

Lisa Kampa-Duac                                   600       600       0
16913 Rolling Rock Dr.
Tampa FL 33618

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Key Management,          Beneficial Owner;      335,000   335,000     0             0
Inc. (4)                 Largest Shareholder
3618 Halifax Ave. N.     with RemProp, Inc.
Robbinsdale, MN 55422

Robert Koth                                         300      300      0
1820 Beech Drive
Great Falls MT
59404

Bruce W. Kuiper                                   2,100    2,100      0
5740 Orchard Ave. N.
Crystal MN 55429

Debbie Kurz                                       3,000    3,000      0
3118 E. Wick
LaPorte TX 77571

Richard Lash                                      3,000    3,000      0
4015 Windtree Drive
Tampa FL 33624

Dennis Masbruch                                   3,000    3,000      0
PO Box 20631
Billings MT 59104

Patricia McHenry                                  4,200    4,200      0
1758 Jackrabbit Lane
Bozeman MT 59715

Michael B. and Joan      Beneficial              91,500   91,500      0             0
A. McLaughlin (5)        Owner
1016 Shore Acres Dr
Leesbrug FL 34748

Dave McWalter                                       750      750      0
PO Box 1283
Bozeman MT 59771

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Codute Patrick                                   1,500     1,500     0
815 Co. Rd. 169
Minneapolis MN 55441

Ron and Sharon                                   1,500     1,500     0
Pearson
2060 N US Hwy 27,
Lot 319
Lake Wales FL 33853

Mary Pollard                                     1,500     1,500     0
428 Jupiter Lakes Blvd.,
#124
Jupiter FL  33458

Steve Polski                                     2,400     2,400     0
2710 Sylvan Rd. S.
Minnetonka MN  55305

Kathleen Pratt                                     900       900     0
101 Milton Ave. #2F
Syracuse NY 13204-1993

Judy Quinn                                       1,500     1,500     0
4078 Cavell Ave. N.
New Hope MN 55427

Norman Raymond                                   1,200     1,200     0
9083 W. Forest View Dr.
Homosassa FL 34448

RemProp, Inc. (6)        Beneficial Owner;     335,000   335,000     0             0
1616 Gulf to Bay         Largest Shareholder
Blvd.                    with Key
Clearwater FL 33755      Management, Inc.

Mary Roden                                         300       300     0
18106 Fairmead Court
Lutz FL 33549

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Ray Rossini                                     25,000    25,000      0             0
5353 Gamble Drive #150
Minneapolis MN 55416

John Sabol                                         600       600      0
6740 Quincy Street NE
Fridley MN 55432

Susan Salmela                                    9,000     9,000      0
1114 Oakview Lane
Minneapolis MN 55441

Pam Shapiro                                        600       600      0
1060 W Cornellia, Ap. 1
Chicago IL 60657

Andy Slovak                                      6,000     6,000      0
3015 Chapman Lane
Billings MT 59102

Gerald Steelman                                  2,250     2,250      0
419 Washington Ave. N.
Minneapolis MN 55401

Jennifer Taft                                    4,500     4,500      0
3618 Halifax Avenue N.
Robbinsdale MN 55422-2122

Delilah Taylor                                   3,000     3,000      0
3027  8th Avenue S.
Great Falls MT 59405

Bradley Terrell                                  2,550     2,550      0
PO Box 1867
Bozeman MT 59715

Harold Thompson                                  3,750     3,750      0
3701  2nd Street N.E.
Minneapolis MN 55421

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company            Sale   Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Tuschner & Company, Inc.                          400       400      0
f/b/o John Doe (7)
121 South Eighth Street
Suite 1500
Minneapolis, MN 55402

Van Clemens Co. (8)                               200       200      0
4414 Josephine Lane
Robbinsdale MN 55422

Howtz Van Steenburgh                            3,000     3,000      0
1925 Nelson Road
Bozeman MT 59715

Brenda Vellance                                   600       600      0
227 Dunbridge Drive
Palm Harbor FL 34682

Brian Watts                                     5,100     5,100      0
4400 Highland Drive
Carlsbad CA 92008

Jennifer Weyrauch        Wife of Wayne            900       900      0             0
3618 Halifax Ave. N      Weyrauch,
Robbinsdale, MN          Officer, Director
55422                    of Former Affiliate
                         and Principal
                         Officer and Largest
                         Shareholder of Key
                         Management, Inc.
                         a Beneficial
                         Owner

Dennis Yankus                                   3,000     3,000      0
223 S. Howard Ave.
Tampa FL 33606

Joseph Zachman                                 30,000    30,000      0             0
13353  42nd St. NE
St. Michael, MN 55376

                                                   Amount of Common
                                                     Stock Owned              Percentage of
                                                ------------------------       Beneficial
                         Relationship to        Before             After       Ownership
Name                      the Company           Sale    Offered    Sale      After Sale (1)
--------------------------------------------------------------------------------------------
Joseph and Marlene                              7,500     7,500      0             0
Zachman JTWRS
13353 42nd St. NE
St. Michael MN 55376

Brian Zogg C/F                                  3,120     3,120      0
Bethany Zogg
RR 5 Box 45
Allwit Lea, MN
56007-9305

Brian Zogg C/F                                  2,080     2,080      0
Kevin Zogg
RR 5 Box 45
Allwit Lea, MN
56007-9305


----------

(1) The percentages computed in the table are based on 1,000,000 shares of common stock being outstanding as of June 30, 2000, without giving affect to the probable exercise of the A Warrants or B Warrants.

(2) A securities broker-dealer incorporated in Delaware with offices in Florida. Its Chief Executive Officer and controlling shareholder is Michael B. McLaughlin, the beneficial owner of approximately 10.7% of the Company's outstanding common stock.

(3) A Montana corporation with its principal office in Florida. Michael B. McLaughlin, a beneficial owner of the Company's common stock, is the President of Heartland.

(4) A Florida corporation with its principal office in Minnesota. Wayne A. Weyrauch is Key Management's principal executive officer and controlling shareholder.

(5) The McLaughlin's own 91,500 shares directly and Mr. McLaughlin owns, indirectly, 15,000 shares in the name of Bernard, Lee & Edwards Securities and 300 shares in the name of Heartland.

(6) RemProp is a Florida corporation. Richard E. Metz is the sole shareholder and President of RemProp.

(7) The name John Doe is a pseudonym. The Company does not know the name of the beneficial owner. The Federal Affordable Housing shares which were used to determine the number of shares of the Company to issue were in street name at Tuschner & Company, Inc., which at the time was a securities broker-dealer. Tuschner and Company is no longer in business. The address shown is Tuschner & Company's last known address.

(8) A dissolved Minnesota corporation. Van Clemens was the company's principal.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      The Company's bylaws provide that its directors, officers and employees shall be indemnified against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon them in connection with any proceeding to which they may be made a party or in which they may become involved, by reason of being or having been a director, officer or employee of the Company, are or were serving at the request of the Company as a director, officer or employee, or any settlement thereof, whether or not such persons were officers, directors or employees at the time such expenses were incurred. The only exception is in situations where the director, officer or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. If there is a settlement, the indemnification shall apply only when the Board of Directors proves such settlement and reimbursement as being in the best interest of the Company. The Board of Directors, in its discretion, may purchase liability insurance as a way of providing the indemnification provided for in the bylaws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

The financial information described below appears in the Prospectus at the page indicated.

                      Item                                                Page

Financial Statements as of and for the Period Ended December 31, 1999

   Independent Auditor's Report                                           F-1

   Balance Sheet as of December 31, 1999                                  F-2

   Statement of Operations                                                F-3

   Statement of Changes in Stockholders' Equity                           F-4

   Statement of Cash Flows                                                F-5

   Notes to Financial Statements                                      F-6 to F-8

Financial Statements as of and for the Period Ended June 30, 2000

   Accountant's Review Report                                             F-9

   Balance Sheet as of June 30, 2000                                      F-10

   Statement of Operations                                                F-11

   Statement of Changes in Stockholders' Equity                           F-12

   Statement of Cash Flows                                                F-13

   Notes to Financial Statements                                    F-14 to F-16

                        [LETTERHEAD OF LARRY LEGEL, CPA]

                          INDEPENDENT AUDITOR'S REPORT

Stockholders
Triple A Homes, Inc.
(A Development Stage Enterprise)
Clearwater, Florida

I have audited the accompanying balance sheet of Triple A Homes, Inc. (A Development Stage Enterprise) as of December 31, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from December 16, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, the financial position of Triple A Homes, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended and from December 16, 1997 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

                                        Larry Legel


                                        /s/ Larry Legel, CPA

                                        Certified Public Accountant

August 29, 2000
Ft. Lauderdale, FL

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                             As of December 31, 1999

ASSETS
Current Asset:
   Cash                                         $ 20 283
   Mortgage receivable                           201 027
                                                --------
         Total current assets                    221 310
                                                --------
Other Assets:
   Deposits                                          424
      Total other assets                             424
                                                --------
      TOTAL                                     $221 734
                                                ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                             $ 20 902
                                                --------
      Total current liabilities                   20 902
                                                --------

Stockholders' Equity:
   Common Stock, $.0005 par value
   10,000,000 shares authorized
   1,000,000 shares issued and outstanding           500
   Additional paid in capital                    203 678
   Deficit accumulated during the
      Development stage                           (3 346)
                                                --------
         Total stockholders' equity              200 832
                                                --------
         TOTAL                                  $221 734
                                                ========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                             Statement of Operations
          For the Year Ended December 31, 1999 and for the Period from
               December 16, 1997 (inception) to December 31, 1999

                                     For the
                                    Year Ended          From
                                December 31, 1999    Inception
                                -----------------    ---------

Revenue                             $  11 918        $  11 918

Expenses                               15 264           15 264
                                    ---------        ---------

Income Before Taxes                    (3 346)          (3 346)

Provision for Income Taxes                -0-              -0-
                                    ---------        ---------

Net Income (Loss)                   $  (3 346)       $  (3 346)
                                    =========        =========

Net Income (Loss) per share of
  common stock

Basic                               $    (.00)
                                    =========

Diluted                             $    (.00)
                                    =========

Weighted average number of
  common shares outstanding

Basic                               1,000,000
                                    =========

Diluted                             1,000,000
                                    =========

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                  Statement of Changes in Stockholders' Equity
                    For the Year Ended December 31, 1999 and
     For the Period From December 16, 1997 (inception) to December 31, 1999

                                                                             Deficit
                                     Common Stock                          Accumulated
                               ----------------------     Additional          During
                                 Number          Par       Paid In         Development
                               of Shares        Value      Capital            Stage           Total
                               ---------        -----     ----------       -----------      --------

December 16, 1997
   Incorporated                      -0-         $-0-      $    -0-                         $    -0-

February 1, 1999
   Issuance of shares to
   purchase assets             1,000 000          500       203 678                          204 178

Net Income (loss)                                                            $(3 346)         (3 346)
                               ---------         ----      --------          -------        --------
Balance
   December 31, 1999           1,000,000         $500      $203 678          $(3 346)       $200 832
                               =========         ====      ========          =======        ========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows
                    For the Year Ended December 31, 1999 and
                For the Period From December 16, 1997 (inception)
                              To December 31, 1999


                                                        For the
                                                       Year Ended         From
                                                   December 31, 1999   Inception
                                                   -----------------   ---------

Cash Flows From Operating Activities:
   Net income (loss)                                   $ (3 346)      $ (3 346)
   Adjustment to reconcile net income (loss)
      to net cash (used in) operating activities:
   Increase in interest receivable in mortgage           (2 608)        (2 608)
                                                       --------       --------
   Net cash flow provided by (used in)
      operating activities                               (5 954)        (5 954)
                                                       --------       --------

Cash Flows From Investing Activities

   Repayment of mortgage receivable                       23 081         23 081
                                                       ---------      ---------
      Net cash flow provided by (used in)
         investing activities                             23 081         23 081
                                                       ---------      ---------
Cash Flows From Financing Activities:
   Cash balance on purchase of assets                     20 616         20 616
   Payments to related companies                          17 460         17 460
                                                       ---------      ---------

      Net cash flow provided by (used in)
         Investing activities                              3 156          3 156
                                                       ---------      ---------
Net Increase In Cash                                      20 283         20 283

Cash at Beginning of Year                                    -0-            -0-
                                                       ---------      ---------

Cash at End of Year                                    $  20 283      $  20 283
                                                       =========      =========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                    For the Year Ended December 31, 1999 and
     For the Period From December 16, 1997 (inception) to December 31, 1999

Note 1 - Summary of Significant Accounting Policies and Other Matters

Triple A Homes, Inc. was incorporated under the laws of the State of Florida on December 16, 1997. Since its inception, the Company has been in the development stage to invest its assets while preparing for a full registration with the Securities and Exchange Commission.

On December 23, 1997, the shareholders of Federal Affordable Housing Corporation agreed to sell and the shareholders of Triple A Homes, Inc. agreed to purchase all the assets subject to the liabilities of Federal Affordable Housing Corporation. Triple A Homes, Inc. issued restricted stock certificates to the shareholders of Federal Affordable Housing Corporation as of February 1, 1999.

Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - for purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Net Income (Loss) Per Share of Common Stock - As of December 31, 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which specifies the method of computation, presentation and disclosure for earnings per share. SFAS No. 128 requires the presentation of two earnings per share amounts, basic and diluted.

Basic earnings per share is calculated using the average number of common shares outstanding. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (Continued)
                    For the Year Ended December 31, 1999 and
                For the Period From December 16, 1997 (inception)
                              To December 31, 1999

Note 2 - Mortgage Receivable

The mortgage receivable was secured by twenty-nine vacant lots in Pasco County, Florida. The mortgage was satisfied in full on January 20, 2000.

Note 3 - Related Party Transactions

The accounts receivable and payable consist of open accounts receivable and payable from/to related Companies and an officer and/or stockholder of the Company.

Note 4 - Common Stock Purchase Warrants

On February 15, 1999, the Board of Directors adopted a resolution to issue common stock purchase warrants to shareholders of record on March 1, 1999 to provide for potential future financing. Each shareholder will receive one Warrant A and one Warrant B for each common share held. Each shareholder may acquire one share of common stock for two Warrant A's at an exercise price of $2.00; and one share of common stock for two Warrant B's at an exercise price of $4.00. The warrants cannot be exercised until the effective date of the registration statement being filed with the Securities and Exchange Commission. Then the Warrant A will expire twelve months from said date and Warrant B will expire eighteen months from said date. The Company has the right to call the warrants at $.01 per warrant upon thirty days written notice. The owners have the right to immediately exercise the warrants if called. As of December 31,1999 these warrants have not yet been issued.

Note 5 - Income Taxes

Significant components of deferred income taxes are as follows:

          Net operating loss            $500
                                        ----
          Total deferred tax asset       500
          Less Valuation allowance       500
                                        ----
          Net deferred tax asset        $  0
                                        ====

The Company does not anticipate showing a profit as it will more than likely spend all investment income on investigating merger candidates. A valuation allowance of $ 500

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (Continued)
                    For the Year Ended December 31, 1999 and
                For the Period From December 16, 1997 (inception)
                              To December 31, 1999

Note 5 - Income Taxes (Cont.)

as of December 31, 1999 is maintained on deferred tax assets which the Company has not determined to be more likely than not realized at this time. The Company will continue to review this valuation on an annual basis and make adjustments as appropriate.

As of December 31, 1999 the Company had a net operating loss carry forward of $ 3,646. The net operating loss can be carried forward to offset future taxable income and will expire December 31, 2019.

                        [LETTERHEAD OF LARRY LEGEL, CPA]

                           ACCOUNTANT'S REVIEW REPORT

Stockholders
Triple A Homes, Inc.
(A Development Stage Enterprise)
Clearwater, Florida

I have reviewed the accompanying balance sheet of Triple A Homes, Inc. as of June 30, 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the period then ended and for the period from December 16, 1997 (inception) to June 30, 2000, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in the financial statements is the representation of the management of the Company.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modification that should be made to the accompanying reviewed financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the year ended December 31, 1999 were examined by me and I issued and unqualified opinion on them.

                                        Larry Legel


                                        /s/ Larry Legel, CPA

                                        Certified Public Accountant

August 29, 2000
Ft. Lauderdale, FL

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                    As of June 30, 2000 and December 31, 1999
                        (Read Accountants' Review Report)

ASSETS
                                                                    Audited
                                               June 30, 2000   December 31, 1999
                                               -------------   -----------------
Current Asset:
   Cash                                           $204 572          $ 20 283
   Mortgage receivable                                 -0-           201 027
   Accounts receivable                               5 995               -0-
                                                  --------          --------
      Total current assets                         210 567           221 310
                                                  --------          --------
Other Assets:
   Deferred offering costs                           5 000               -0-
   Deposits                                            424               424
                                                  --------          --------
      Total other assets                             5 424               424
                                                  --------          --------

      TOTAL                                       $215 991          $221 734
                                                  ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                               $ 20 902          $ 20 902
                                                  --------          --------
      Total current liabilities                     20 902            20 902
                                                  --------          --------

Stockholders' Equity:
   Common Stock, $.0005 par value
   10,000,000 shares authorized
      1,000,000 shares issued and outstanding          500               500
   Additional paid in capital                      203 678           203 678
   Deficit accumulated during the
      Development stage                             (9 089)           (3 346)
                                                  --------          --------
         Total stockholders' equity                195 089           200 832
                                                  --------          --------

         TOTAL                                    $215 991          $221 734
                                                  ========          ========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                             Statement of Operations
               For the Periods From December 16, 1997 (inception)
                                To June 30, 2000
                        (Read Accountants' Review Report)

                                          For the              Audited
                                         Six Months         for the Year
                                           Ended                Ended             From
                                       June 30, 2000      December 31, 1999     Inception
                                       -------------      -----------------     ---------
Revenue                                 $    2 873          $   11 918          $  14 791

Expenses                                     8 616              15 264             23 880
                                        ----------          ----------          ---------

Income Before Taxes                         (5 743)             (3 346)            (9 089)

Provision for Income Taxes                     -0-                 -0-                -0-
                                        ----------          ----------          ---------

Net Income (Loss)                       $   (5 743)         $   (3 346)         $  (9 089)
                                        ==========          ==========          =========

Net Income (Loss) per share of
  common stock

Basic                                   $     (.01)         $      .00
                                        ==========          ==========

Diluted                                 $     (.01)         $      .00
                                        ==========          ==========

Weighted average number of
  common shares outstanding

Basic                                    1 000 000           1 000 000
                                        ==========          ==========

Diluted                                  1 000 000           1 000 000
                                        ==========          ==========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                  Statement of Changes in Stockholders' Equity
       For the Period From December 16, 1997 (inception) to June 30, 2000
                        (Read Accountants' Review Report)

                                                                                 Deficit
                                      Common Stock                             Accumulated
                                ------------------------      Additional         During
                                    Number          Par        Paid In        Development
                                  of Shares        Value       Capital            Stage            Total
                                ------------      ------      ----------      -------------      ---------
December 16, 1997
   Incorporated                        -0-         $-0-       $    -0-                           $    -0-

February 1, 1999
   Issuance of shares to
   purchase assets               1 000 000          500        203 678                            204 178

Net Income (loss)                                                                $ (3 346)         (3 346)
                                 ---------         ----       --------           --------        --------

Balance (audited)
   December 31, 1999             1 000 000          500        203 678             (3 346)        200 832

Net Income (loss)                                                                $ (5 743)         (5 743)
                                 ---------         ----       --------           --------        --------

Balance
   June 30, 2000                 1 000 000         $500       $203 678           $ (9 089)       $195 089
                                 =========         ====       ========           ========        ========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows
               For the Periods Ended December 16, 1997 (inception)
                                To June 30, 2000
                        (Read Accountants' Review Report)

                                                        For the              Audited
                                                       Six Months         for the Year
                                                         Ended                Ended            From
                                                     June 30, 2000      December 31, 1999    Inception
                                                     -------------      -----------------    ---------
Cash Flows From Operating Activities:
  Net income (loss)                                     $  (5 743)        $ (3 346)         $  (9 089)

Adjustment to reconcile net income (loss)
  To net cash (used in) operating activities:

Increase in interest receivable in mortgage                   -0-           (2 608)            (2 608)
                                                        ---------         --------          ---------

Net cash flow provided by (used in)
  operating activities                                     (5 743)          (5 954)           (11 697)
                                                        ---------         --------          ---------

Cash Flows From Investing Activities:

  Repayment of mortgage receivable                        201 027           23 081            224 108
                                                        ---------         --------          ---------

    Net cash flow provided by (used in)
      Investing activities                                201 027           23 081            224 108
                                                        ---------         --------          ---------

Cash Flows From Financing Activities:
  Cash balance on purchase of assets                          -0-           20 616             20 616
                                                        ---------         --------          ---------

  Payments to related companies                             5 995           17 460             23 455
  Payments of Deferred Offering Costs                       5 000              -0-              5 000
                                                        ---------         --------          ---------
                                                           10 995           17 460             28 455
                                                        ---------         --------          ---------

  Net cash flow provided by (used in)
    Financing activities                                  (10 995)           3 156             (7 839)
                                                        ---------         --------          ---------

Net Increase In Cash                                      184 289           20 283            204 572
Cash at Beginning of Period                                20 283              -0-                -0-
                                                        ---------         --------          ---------

Cash at End of Period                                   $ 204 572         $ 20 283          $ 204 572
                                                        =========         ========          =========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                For the Period From December 16, 1997 (inception)
                                To June 30, 2000
                        (Read Accountants' Review Report)

Note 1 - Summary of Significant Accounting Policies and Other Matters

Triple A Homes, Inc. was incorporated under the laws of the State of Florida on December 16, 1997. Since its inception, the Company has been in the development stage to invest its assets while preparing for a full registration with the Securities and Exchange Commission.

On December 23, 1997, the shareholders of Federal Affordable Housing Corporation agreed to sell and the shareholders of Triple A Homes, Inc. agreed to purchase all the assets subject to the liabilities of Federal Affordable Housing Corporation. Triple A Homes, Inc. issued restricted stock certificates to the shareholders of Federal Affordable Housing Corporation as of February 1, 1999.

Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred Offering Costs - These costs have been capitalized and will be offset against the proceeds of the common stock purchase warrants.

Cash and Cash Equivalents - for purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Net Income (Loss) Per Share of Common Stock - As of December 31, 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which specifies the method of computation, presentation and disclosure for earnings per share. SFAS No. 128 requires the presentation of two earnings per share amounts, basic and diluted.

Basic earnings per share is calculated using the average number of common shares outstanding. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (Continued)
       For the Periods From December 16, 1997 (inception) to June 30, 2000
                        (Read Accountants' Review Report)

Note 2 - Mortgage Receivable

The mortgage receivable was secured by twenty-nine vacant lots in Pasco County, Florida. The mortgage was satisfied in full on January 20, 2000.

Note 3 - Related Party Transactions

The accounts receivable and payable consist of open accounts receivable and payable from/to related Companies and an officer and/or stockholder of the Company.

Note 4 - Common Stock Purchase Warrants

On February 15, 1999, the Board of Directors adopted a resolution to issue common stock purchase warrants to shareholders of record on March 1, 1999 to provide for potential future financing. Each shareholder will receive one Warrant A and one Warrant B for each common share held. Each shareholder may acquire one share of common stock for two Warrant A's at an exercise price of $2.00; and one share of common stock for two Warrant B's at an exercise price of $4.00. The warrants cannot be exercised until the effective date of the registration statement being filed with the Securities and Exchange Commission. Then the Warrant A will expire twelve months from said date and Warrant B will expire eighteen months from said date. The Company has the right to call the warrants at $.01 per warrant upon thirty days written notice. The owners have the right to immediately exercise the warrants if called. As of June 30, 2000, these warrants have not yet been issued.

Note 5 - Income Taxes

Significant components of deferred income taxes are as follows:

          Net operating loss            $ 1 360
                                        -------
          Total deferred tax asset        1 360
          Less Valuation allowance        1 360
                                        -------
          Net deferred tax asset        $     0
                                        =======

The Company does not anticipate showing a profit as it will more than likely spend all investment income on investigating merger candidates. A valuation allowance of

                              TRIPLE A HOMES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (Continued)
       For the Periods From December 16, 1997 (inception) to June 30, 2000
                        (Read Accountants' Review Report)

Note 5 - Income Taxes (Cont.)

$ 1,360 as of June 30, 2000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realized at this time. The Company will continue to review this valuation on an annual basis and make adjustments as appropriate.

As of June 30, 2000 the Company had a net operating loss carry forward of $ 9,089. The net operating loss can be carried forward to offset future taxable income and will expire December 31, 2019 and 2020.

                              TRIPLE A HOMES, INC.

                  A Maximum of 2,000,000 Shares of Common Stock






                  ---------------------------------------------

                                   PROSPECTUS

                  ---------------------------------------------






                      Dealer Prospectus Delivery Obligation

      Until _________, 2000, all dealers effecting transactions in these securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                                                _________________________, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                                   (FORM SB-1)

Item 1. Indemnification of Directors and Officers

      Section 607.0950 of the Florida Business Corporation Act permits indemnification by a corporation to any director or officer of the corporation in connection with corporate action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's bylaws contain coverage for indemnification which, effectively, are the same as those described above in Section 607.0950. Indemnification is also permitted for shareholder derivative actions in which officers and directors are named as defendants, if, among other circumstances, the proceeding is settled or successfully defended. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance, provided the officer or director undertakes in writing to repay the amount advanced if he is ultimately found not to be entitled to indemnification by the corporation.

Item 2. Other Expenses of Issuance and Distribution

      The estimated expenses in connection with this offering are as follows:

                Item                                                     Amount

Securities and Exchange Commission Registration Fee ...............  $  1,050.00
Cost  of  Printing,  Edgarizing ...................................     2,450.00
Legal  Services and Expenses ......................................    13,000.00
Accountant's Services and Expenses ................................     3,500.00
"Blue Sky" Fees and Expenses (including legal counsel).............     2,500.00
Transfer  Agent  Fee ..............................................     1,500.00
OTC Bulletin Board Listing Fee and Related Expenses ...............     6,000.00
                                                                     -----------

           TOTAL ..................................................  $ 30,000.00

      No portion of the above expenses will be paid by the selling security holders whose shares are being registered in this Registration Statement.

Item 3.  Undertakings

A.    The undersigned registrant will:

      (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

            (iii) Include any additional or changed material information to the plan of distribution.

      (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new Registration Statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

      (3) File a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4.  Unregistered Securities Issued or Sold Within One Year

      Not applicable.

Item 5.  Exhibits

      The following exhibits are filed herewith:

Exhibit
Number      Description of Exhibit
-------     ----------------------

2.1         Articles of Incorporation of the Registrant, effective December 16,
            1997

2.2         Bylaws of the Registrant, adopted on September 1, 1999

3.1         Form of A Warrant and B Warrant

6.1 Bill of Sale dated December 31, 1998 by and between Triple A Homes, Inc. and Federal Affordable Housing Corporation

6.2 Agreement dated March 5, 1999 by and between Dreamweavers N.V., Federal Affordable Housing Corporation and Triple A Homes, Inc., including Exhibit "A" attached thereto and Bill of Sale

6.3         Option Agreement between Registrant and RemProp, Inc. dated April 1,
            2000

6.4         Lease Agreement between Registrant and RemProp, Inc. dated April 1,
            2000

10.1        Consent of Jim Scutti, P.A. (included in Exhibit 11)

10.2        Consent of Larry Legel, CPA

11 Opinion regarding legality and consent (related to shares underlying warrants and shares of selling security holders being registered on Form SB-1)

27.1        Financial Data Schedule (Period Ended December 31, 1999)

27.2        Financial Data Schedule (Period Ended June 30, 2000)

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Clearwater, State of Florida, on September 20, 2000.

                                        TRIPLE A HOMES, INC.


                                        By: /s/ Richard E. Metz
                                           --------------------------
                                           Richard E. Metz, President

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


Signature: /s/ Richard E. Metz
           ------------------------
               Richard E. Metz

Title: President and Director (Principal Financial and Accounting Officer)

Date: September 20, 2000

                        INDEX AND DESCRIPTION OF EXHIBITS

Exhibit
Number      Description of Exhibit
-------     ----------------------

2.1         Articles of Incorporation of the Registrant, effective December 16,
            1997

2.2         Bylaws of the Registrant, adopted on September 1, 1999

3.1         Form of A Warrant and B Warrant

6.1 Agreement dated March 5, 1999 by and between Dreamweavers N.V., Federal Affordable Housing Corporation and Triple A Homes, Inc., including Exhibit A ("A") attached thereto and Bill of Sale

6.2 Option Agreement between Registrant, RemProp, Inc. and Key Management, Inc. dated April 1, 2000

6.3         Lease Agreement between Registrant and RemProp, Inc. dated April 1,
            2000

10.1        Consent of Jim Scutti, P.A. (included in Exhibit 11)

10.2        Consent of Larry Legel, CPA

11 Opinion regarding legality and consent (related to shares underlying warrants and shares of selling security holders being registered on Form SB-1)

27.1        Financial Data Schedule (Period Ended December 31, 1999)

27.2        Financial Data Schedule (Period Ended June 30, 2000)